Exhibit 99.76

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. COMMENTS ON TRADING ACTIVITY

Thousand Oaks, CALIFORNIA, February 8, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is issuing this press release in response to recent trading activity in its common shares.

The Company is not aware of any information related to the Company or its operations that would account for the change in market price and level of trading volume that occurred yesterday. The Company’s operations in the field and preparations for drilling are proceeding as planned and the Company anticipates providing a regular corporate update shortly.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com